TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

             Filed by General Motors Corporation (GM)
             Subject Company - General Motors Corporation
             Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                              * * * * * * * * * *

The following circular in the German language was first used on April 26, 2000 by Credit Suisse First Boston in Switzerland to describe the terms and conditions of the exchange offer to banks located in Switzerland:

                  [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON]

    [LOGO OF GM]

General Motors Corporation

Oeffentliches Angebot der General Motors Corporation

Umtausch von GM-Stammaktien in GM Class H-Stammaktien (Hughes Electronics)

--------------------------------------------------------------------------------

General Motors Corporation (GM) bietet ihren Stammaktionaren den freiwilligen Umtausch von GM-Stammaktien in Stammaktien der Tochtergesellschaft Hughes Electronics Corporation an. Die Aktie von Hughes Electronics ist eine sogenannte 'Tracking Stock'. Solche Tracking Titel sind Aktien der Muttergesellschaft, doch reprasentieren sie Anspruche auf die Ertrage der betreffenden
Tochtergesellschaft, haben aber keine Eigentumsrechte.

--------------------------------------------------------------------------------

Das vorliegende Informations-Memorandum bezieht sich auf die Durchfuhrung des Umtauschange- gebotes fur die an der SWX Schweizer Borse kotierten, auf den Namen der SNOC eingetragenen Stammaktien der General Motors Corporation (nachstehend "Schweizer Zertifikate").

Beauftragte Bank:               General Motors hat die Credit Suisse First
                                Boston, Zurich, mit der Durchfuhrung des
                                Umtauschangebotes fur die Schweizer Zertifikate beauftragt.

Annahme und Zahlungsstellen:    Credit Suisse First Boston, Zurich Samtliche
                                schweizerischen Geschaftsstellen der Credit
                                Suisse

--------------------------------------------------------------------------------

Dieses Dokument wurde von CREDIT SUISSE FIRST BOSTON, Zurich, nur zur Kenntnisnahme und zum Gebrauch durch den Empfanger erstellt. Es darf ohne die schriftliche Einwilligung von CREDIT SUISSE FIRST BOSTON weder kopiert, noch irgendwelchen anderen Personen zur Verfugung gestellt werden. Weder dieses Dokument noch irgendeine Kopie davon darf in die Vereinigten Staaten gesandt oder gebracht werden, oder in den Vereinigten Staaten oder an U.S. Personen verteilt werden. Dieses Dokument ist nicht als ein Verkaufsangebot oder als eine Aufforderung zum Kauf irgendwelcher Wertschriften zu verwenden oder als solche zu betrachten.

Dieses Informations-Memorandum stellt keinen Emissionsprospekt im Sinne von Art. 652a bzw. Art. 1156 OR dar.

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                                                Valoren-Nummer         ISIN
--------------------------------------------------------------------------------

General Motors Corporation Stammaktien (CH-Zert.)   933'263       CH 000 9332633

General Motors Class H Aktie                        834'871       US 3704428321

--------------------------------------------------------------------------------

Angaben gemass Umtauschofferte:

Angebotsfrist                        Vom 25. April bis 18. Mai 2000, 16.00 Uhr
(in der Schweiz)                     (Schweizer Zeit) GM behalt sich das Recht
                                     vor, die Angebotsfrist zu verlangern.

Umtauschverhaltnis:                  1.065 neue GM Class H Aktien (VN 834'871)
                                     fur
                                     eine GM Stammaktie (VN 933'263)

Fraktionen:                          werden in bar abgegolten.

Bedingungen:                         Das Angebot ist an verschiedene Bedingungen
                                     geknupft.GM steht das Recht zu, die
                                     Angebotsbedingungen jederzeit zu andern
                                     oder die Offerte zuruckzuziehen.

Rucktrittsrecht                      Die Annahme des Umtauschangebots kann bis
des GM-Aktionars:                    zum Ende der Angebotsfrist jederzeit
                                     widerrufen werden.

Kurzung: Sollten mehr als 86'396'977 GM-Stammaktien zum Umtausch gultig angemeldet werden, erfolgt die Annahme auf einer pro rata Basis.

Aktionare mit insgesamt weniger      Aktionare mit insgesamt weniger als 100
als 100 Aktien:                      GM-Aktien, die alle in ihrem Eigentum
                                     befindenden GM-Aktien andienen, sind von der oben erwahnten Kurzungsregelung ausgenommen.

Veroffentlichung:                    Eine Zusammenfassung des Umtauschangebots
                                     fur die Schweizer-zertifikate sowie
                                     allfallige ubrige Publikationen im
                                     Zusammenhang mit dem Umtauschangebot werden in der "Neue Zurcher Zeitung" und in "Le
                                     Temps" am 27. April veroffentlicht.

Umtauschmeldungen:                   Mit beiliegendem Anmeldeformular an CSFB,
                                     Zurich, PSOV 7 unter gleichzeitiger
                                     Girierung der gemeldeten GM-Aktien bei der
                                     SIS(exSEGA) an CSFB (Teilnehmer Nr. CH
                                     100164).

Titelsperrung:                       Die zum Umtausch angemeldeten und
                                     hinterlegten Schweizer Zertifikate werden durch die Depotbanken gesperrt und konnen nicht mehr gehandelt werden.

Neue                                 Die aus Umtausch entstehenden GM Class H-
Class H-Aktien                       Aktien werden an der New York Stock
                                     Exchange gehandelt. Eine Kotierung in der
                                     Schweiz ist nicht vorgesehen.

                                     Die neuen Titel werden in 'book entry
                                     form' in New York zur Verfugung gestellt und konnen mit beiliegendem Meldeformular an die gewunschte Depotstelle abdisponiert werden.

Eidg. Umsatzabgabe:                  Die Eidg. Umsatzabgabe fallt nicht an.

SIS-Spesen:                          Die Spesen werden durch die Gesellschaft
                                     ubernommen.

Kommission:                          EUR 10.00
                                     pro Depotumbuchung

Auskunft und Abwicklungsstelle:      PSOV 75, Telefon: 01/ 332 86 08,
                                     Fax: 01/ 334 24 95


Freundliche Grusse

CREDIT SUISSE FIRST BOSTON


Jacques Aubert                                      Hugo Luthi



GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC web site at www.sec.gov, at General Motors website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.




Beilage:      Umtauschformular

                                   * * * * *

The following circular in the French language was first used on April 26, 2000 by Credit Suisse First Boston in Switzerland to describe the terms and conditions of the exchange offer to banks located in Switzerland:

                  [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON]

      [LOGO OF GM]

General Motors Corporation

Offre publique de General Motors Corporation

Echange d'actions ordinaires GM en actions ordinaires GM Class H (Hughes Electronics)

--------------------------------------------------------------------------------

General Motors Corporation (GM) offre a ses actionnaires l'echange facultatif d'actions ordinaires GM en actions ordinaires de la societe affiliee Hughes Electronics Corporation. L'action de Hughes Electronics Corporation est un ,,Tracking Stock". Ces titres ,,Tracking" sont des actions de la societe mere incorporant des droits aux resultats de la societe affiliee en question, mais pas de droits de propriete.

--------------------------------------------------------------------------------

Le memorandum d'information present se refere a la realisation de l'offre d'echange pour les actions ordinaires de General Motors Corporation cotees a la Bourse suisse et inscrites au nom de SNOC (ci-apres "certificats suisses").

Banque chargee de              General Motors a confie a Credit Suisse First
l`operation:                   Boston, Zurich, le soin de la realisation de
                               l'offre d'echange pour les certificats suisses.

Domiciles d'acceptation        Credit Suisse First Boston, Zurich
et de paiement:                Toutes les agences du Credit Suisse en Suisse

Ce document a ete etabli par CREDIT SUISSE FIRST BOSTON, Zurich, dans is seul but d"informer les destinataires. Sans l'accord ecrit de CREDIT SUISSE FIRST BOSTON, il ne doit etre ni copie ni mis a la disposition d'autres personnes. Ni ce document ni d'autres copies ne doivent etre envoyes ou apportes aux Etats-Unis, ou encore distribues a des citoyens americains. ll ne doit etre ni utilise ni considere comme une offre de vente ou une invitation a acquerir des papiers-valeurs.


Cette information n'est pas un prospectus d'emission au sens des art. 652a et 1156 CO.

--------------------------------------------------------------------------------------------------------
                                                                      Numero de valeur      ISIN
--------------------------------------------------------------------------------------------------------

Actions ordinaires General Motors corporation (certificats Suisses)       933'263       CH 0009332633

Actions General Motors Class H                                            834'871       US 3704428321

Renseignements sur l'offre d'echange

Delai de l'offre (en Suisse)   du 25 avril au 18 mai 2000, 16h00 (heure suisse)
                               GM se reserve le droit de differer le delai de l'offre.

Rapport d'echange              1.065 nouvelles actions GM Class H (NV 834'871)
                               pour
                               1 action ordinaire GM (NV 933'263)

Fractions                      Les fractions seront indemnisees en numeraire.

Conditions                     L'offre est soumise a plusieurs conditions.
                               GM a le droit de retirer son offre ou d'en modifier en tout moment les conditions.

Droit de retrait de            L'acceptation de l'offre d'echange peut etre
l'actionnaire GM               revoquee en tout moment jusqu'a l'echeance du
                               delai de l'offre.

Reduction prorata:             Si plus d'un certain nombre d'actions ordinaires
                               GM etait presente validement a l'offre,
                               l'acceptation sera effectuee sur une base prorata.

Actionnaires possedant         Les actionnaires possedant moins de 100 actions
moins de 100 actions           au total et apportant a l'echange la globalite
au total:                      des actions GM de leur propriete, sont exclus de
                               la reglementation susmentionnee prevoyant la reduction prorata.

Publication:                   Un resume de l'offre d'echange pour les
                               certificats suisses ainsi que les autres publications eventuellement relevant de ce qui concerne l'offre d`echange seront publiees dans la Neue Zurcher Zeitung et dans Le Temps le 25 avril 2000.

Annonces a l'echange           Moyennant le formulaire pour les annonces ci-
                               joint, adresse a CSFB, Zurich, PSOV 7, en endossant en meme temps a CSFB (numero de participant: CH 100164) les actions GM apportees a l'echange aupres de SIS (auparavant SEGA)

Blocage des titres:            Les certificats suisses annonces a l'echange et
                               remis, seront bloques par les banques
                               depositaires et ils ne peuvent plus etre negocies.

Nouvelles actions              Les actions GM Class H revenant de l'echange
Class H:                       seront negociees a la New York Stock Exchange. Il
                               n'est pas prevu de les faire coter en Suisse.

                               Les nouveaux titres seront mis a disposition a New York sous forme dematerialisee et peuvent etre transferes au depositaire desire en utilisant le formulaire pour les annonces ci-joint.

Timbre federal de              Le timbre federal de negociation n'est pas du.
negociation:

Frais SIS                      La societe se fera charge des frais.

Commission                     EUR 10.00 pour chaque virement d'un depot a
                               l'autre. Dans cette commission sont inclus tous les frais (y compris les frais d'envoi eventuels). La transaction doit se produire sans frais pour les deposants de certificats suisses.

Renseignements et execution:   PSOV 75, tel. 01 / 332 86 68 ; fax : 01 / 332 86
                               48

Meilleures salutations

CREDIT SUISSE FIRST BOSTON

Jacques Aubert                  Hugo Luthi


GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC web site at www.sec.gov, at General Motors website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


Annexes:
- Formule "Ordre d'echange de la part d'un membre"